Filed by Alcatel

Pursuant to Rule 425 under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: Lucent Technologies, Inc.

Commission File No. 001-11639

This filing contains the english translation of an advertisement regarding the proposed merger between Alcatel and Lucent Technologies Inc. that has been printed in the French media.

We are joining forces to create the world leader in the telecommunication industry.

Together, we will be stronger.

The world of telecommunications is witnessing rapid and broad changes. Our customers, the telecommunication service providers, are focusing on creating powerful global players. The partnership between Alcatel and Lucent will form the world’s leading communications solution provider with revenues of E21 billion. With an enhanced global footprint, the synergies of its technologies and its financial resources, the new company will ahead of the competition and offer clients the best next-generation products and services. By combining their strengths in telecommunications and associated services, Alcatel and Lucent will become the number 1 in wireline communications and number 2 in wireless communication.

BY PARTICIPATING IN THIS EXCEPTIONAL PROJECT, THE SHAREHOLDERS WILL FULLY BENEFIT FROM THIS NEW POTENTIAL GROWTH AND VALUE CREATION.

"IMPORTANT INFORMATION: In connection with the proposed combination of Lucent and Alcatel, Alcatel will file a prospectus with the Autorité des marchés financiers (AMF) and a registration statement with the United States Securities and Exchange Commission (SEC) and Lucent will file a proxy statement/prospectus with the SEC. These documents will contain important information, including a description of the risk factors related to the proposed combination, and investors are urged to read these documents when they are available. Investors and security holders will be able to obtain free copies of documents filed by Alcatel with the AMF at www.amf-france.org and documents filed with the SEC by Lucent and Alcatel through the web site maintained by the SEC at www.sec.gov. Further information on Alcatel, Lucent or their proposed combination may be obtained from Alcatel at www.alcatel.com or 33-1-40-76-10-10 or from Lucent at www.lucent.com or 1-908-582-8500. Alcatel and Lucent have issued a joint press release dated April 2, 2006 with respect to the proposed combination, which is available on the websites of the AMF (www.amf-france.org), Alcatel and Lucent. For further information on Alcatel, Lucent or their proposed combination, please call free of charge 0 800 354 354.

IMPORTANT NOTE: This advert contains projections and other statements that are not historical facts, which are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of Alcatel and Lucent, that could cause actual results and developments to differ materially from those expressed, or implied or projected. Many of these risks and uncertainties will be detailed in filings with the SEC. Alcatel and Lucent do not undertake any obligation to update any statement."

SAFE HARBOR FOR FORWARD LOOKING STATEMENTS

This document contains statements regarding the proposed transaction between Lucent and Alcatel, and may contain statements regarding the expected timetable for completing the transaction, future financial and operating results, benefits and synergies of the proposed transaction and other statements about Lucent and Alcatel's managements' future expectations, beliefs, goals, plans or prospects that are based on current expectations, estimates, forecasts and projections about Lucent and Alcatel and the combined company, as well as Lucent's and Alcatel's and the combined company's future performance and the industries in which Lucent and Alcatel operate and the combined company will operate, in addition to managements' assumptions. These statements constitute forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Words such as "expects," "anticipates," "targets," "goals," "projects," "intends," "plans," "believes," "seeks," "estimates," variations of such words and similar expressions are intended to identify such forward-looking statements which are not statements of historical facts. These forward-looking statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions that are difficult to assess. Therefore, actual outcomes and results may differ materially from what is expressed or forecasted in such forward-looking statements. These risks and uncertainties are based upon a number of important factors including, among others: the ability to consummate the proposed transaction; difficulties and delays in obtaining regulatory approvals for the proposed transaction; difficulties and delays in achieving synergies and cost savings; potential difficulties in meeting conditions set forth in the definitive merger agreement entered into by Lucent and Alcatel; fluctuations in the telecommunications market; the pricing, cost and other risks inherent in long-term sales agreements; exposure to the credit risk of customers; reliance on a limited number of contract manufacturers to supply products we sell; the social, political and economic risks of our respective global operations; the costs and risks associated with pension and postretirement benefit obligations; the complexity of products sold; changes to existing regulations or technical standards; existing and future litigation; difficulties and costs in protecting intellectual property rights and exposure to infringement claims by others; and compliance with environmental, health and safety laws. For a more complete list and description of such risks and uncertainties, refer to Lucent's Form 10-K for the year ended September 30, 2005 and Alcatel's Form 20-F for the year ended December 31, 2005 as well as other filings by Lucent and Alcatel with the US Securities and Exchange Commission. Except as required under the US federal securities laws and the rules and regulations of the US Securities and Exchange Commission, Lucent and Alcatel disclaim any intention or obligation to update any forward-looking statements after the distribution of this document, whether as a result of new information, future events, developments, changes in assumptions or otherwise.

IMPORTANT ADDITIONAL INFORMATION WILL BE FILED WITH THE SECURITIES AND EXCHANGE COMMISSION

In connection with the proposed transaction, Alcatel and Lucent intend to file relevant materials with the Securities and Exchange Commission, including the filing by Alcatel with the Securities and Exchange Commission of a Registration Statement on Form F-6 and a Registration Statement on Form F-4 (collectively, the "Registration Statements"), which will include a preliminary prospectus and related materials to register the American Depositary Shares (each, an "ADS"), as well as the Alcatel ordinary shares underlying such ADSs, to be issued in exchange for Lucent common shares, and Lucent and Alcatel plan to file with the Securities and Exchange Commission and mail to their respective stockholders a Proxy Statement/Prospectus relating to the proposed transaction. The Registration Statements and the Proxy Statement/Prospectus will contain important information about Lucent, Alcatel, the transaction and related matters. Investors and security holders are urged to read the Registration Statements and the Proxy Statement/Prospectus carefully when they are available. Investors and security holders will be able to obtain free copies of the Registration Statements and the Proxy Statement/Prospectus and other documents filed with the Securities and Exchange Commission by Lucent and Alcatel through the web site maintained by the Securities and Exchange Commission at www.sec.gov. In addition, investors and security holders will be able to obtain free copies of the Registration Statements and the Proxy Statement/Prospectus when they become available from Lucent by contacting Investor Relations at www.lucent.com, by mail to 600 Mountain Avenue, Murray Hill, New Jersey 07974 or by telephone at 908-582-8500 and from Alcatel by contacting Investor Relations at www.alcatel.com, by mail to 54, rue La Boetie, 75008 Paris, France or by telephone at 33-1-40-76-10-10.

Lucent and its directors and executive officers also may be deemed to be participants in the solicitation of proxies from the stockholders of Lucent in connection with the transaction described herein. Information regarding the special interests of these directors and executive officers in the transaction described herein will be included in the Proxy Statement/Prospectus described above. Additional information regarding these directors and executive officers is also included in Lucent's proxy statement for its 2006 Annual Meeting of Stockholders, which was filed with the Securities and Exchange Commission on or about January 3, 2006. This document is available free of charge at the Securities and Exchange Commission's web site at www.sec.gov and from Lucent by contacting Investor Relations at www.lucent.com, by mail to 600 Mountain Avenue, Murray Hill, New Jersey 07974 or by telephone at 908-582-8500.

Alcatel and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Lucent in connection with the transaction described herein. Information regarding the special interests of these directors and executive officers in the transaction described herein will be included in the Proxy Statement/Prospectus described above. Additional information regarding these directors and executive officers is also included in Alcatel's Form 20-F filed with the Securities and Exchange Commission on March 31, 2006. This document is available free of charge at the Securities and Exchange Commission's web site at www.sec.gov and from Alcatel by contacting Investor Relations at www.alcatel.com, by mail to 54, rue La Boetie, 75008 Paris, France or by telephone at 33-1-40-76-10-10.